                                                                   EXHIBIT 12.01
             STATEMENT RE: COMPUTATION OF EARNINGS TO FIXED CHARGES

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
                                                                   SIX MONTHS ENDED
                                YEAR ENDED DECEMBER 31,                JUNE 30,
                           --------------------------------------  -----------------
                           1993  1994   1995     1996      1997     1997      1998
                           ----  ----  -------  -------  --------  -------  --------
                                             (IN THOUSANDS)
Fixed charges:
  Interest expense,
   including amortization
   of debt expense         $-    $ -   $    38  $   107  $    699  $   165  $    931
  Assumed interest
   element included in
   rent expense              2      6       17       50       353       90       414
                           ---   ----  -------  -------  --------  -------  --------
    Total fixed charges    $ 2   $  6  $    55  $   157  $  1,052  $   255  $  1,345
                           ===   ====  =======  =======  ========  =======  ========
Earnings (loss):
  Net income (loss)        $19   $144  $(1,311) $(4,133) $(25,298) $(8,016) $(27,397)
  Fixed charges per above    2      6       55      157     1,052      255     1,345
                           ---   ----  -------  -------  --------  -------  --------
    Total earnings (loss)
     before fixed charges  $21   $150  $(1,256) $(3,976) $(24,246) $(7,761) $(26,052)
                           ===   ====  =======  =======  ========  =======  ========
Ratio of earnings to
 fixed charges              11x    25x      -        -         -        -         -
                           ===   ====  =======  =======  ========  =======  ========
Deficiency of earnings
 available to cover fixed
 charges                   $-    $ -   $(1,311) $(4,133) $(25,298) $(8,016) $(27,397)
                           ===   ====  =======  =======  ========  =======  ========
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